September 26, 2008
VIA EDGAR (“corresp”)
Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, DC 20549-3561

Re:	UAL Corporation United Air Lines, Inc. Form 10-K: For the year ended December 31, 2007 Form 10-Q: For the quarterly period ended June 30, 2008 Commission file numbers: 001-06033; 001-11355
Dear Mr. Shenk:
This letter responds to the Staff’s comments concerning the UAL Corporation (“UAL”) and United Air Lines, Inc. (“United”) Form 10-K for the year ended December 31, 2007 (the “2007 Annual Report”) and Form 10-Q for the quarter ended June 30, 2008 (the “2008 Quarterly Report”) as set forth in the Staff’s letter dated September 12, 2008. We are submitting this letter on behalf of UAL and United, and the terms “we,” “us,” “our” and the “Company” in the following responses refer to both UAL and United. As UAL consolidates United for financial statement purposes, references to the activities of United also apply to UAL. For your convenience, the Staff’s comment is repeated below in bold, with our response to the comment set forth immediately thereafter.
Form 10-K: For the year ended December 31, 2007
Statements of Consolidated Cash Flows, Page 72
1.	We note your response to our prior comment 5. You state that you view restricted cash as an investment because of the contractual limitation from withdrawing funds from the deposits except upon meeting conditions in the related agreements. It is not clear to us, however, what your basis in the accounting literature is for concluding that contractual restrictions as to use of cash, in and of itself, results in such restricted cash being considered an investment. In addition, it appears that the reason for making the deposits is not for investment purposes but to facilitate operating activities such as selling tickets and collecting proceeds from those sales and meeting compensation obligations to your employees. Further, we note that you do not classify these deposits as investments on your balance sheet, which appears inconsistent with your assertion that you view them as investments. Also, your assertion that contractual limitations on withdrawing funds results in an investment is inconsistent with your accounting for investments with a maturity of three months or less as cash and cash equivalents. For example, if you were to purchase a certificate of deposit with a term of ninety days, your accounting policy would appear to result in classification of the certificate of deposit as cash and cash equivalents despite certificate of deposits’ typical restriction as to withdrawal during the term of the instrument. With regard to your credit card processing agreement, you state that it requires you to make deposits into a separate, interest-bearing restricted cash account. We do not believe there is a basis for concluding that if a cash deposit bears interest that it is automatically an investment for purposes of cash flow statement classification. This is supported by the fact that you earn interest on your other cash and cash equivalents but do not classify them as investments in your cash flow statements. You state that receipt of unrestricted credit card payments represents settlement of the complete receivable due to you by the credit card processor. However, you then state that the collateral hold-backs fluctuate as a direct result of changes in the value of unused tickets. In this regard, while in form the unrestricted receipts and the hold-back deposits may be separate payments, the substance of the deposits is a hold-back of a portion of tickets sold but not yet used. Therefore, on a net basis, receipt of the unrestricted credit card payments does not represent a complete settlement of the receivable due to you by the credit card processor. You state that changes in credit card processing restricted cash are investing activities because the funds are not associated with the daily settlement of customer receivable transactions. While the receipt of these previously restricted funds may not be associated with the full settlement of customer receivable transactions, it is a partial settlement of customer receivable transactions associated with the operating activity of providing air transportation. Consider, for example, a scenario in which you were to cease further processing of transactions with this processor. The restricted cash deposit held by this processor would be gradually returned to you as you provide air transportation for previously sold tickets as a direct result of providing the transportation. With regard to workers’ compensation deposits, you state that changes in those restricted cash balances are investing activities because the funds cannot be used for the payment of operating obligations. We do not disagree that the funds cannot be used for the payment of other operating obligations, but that is because they have already been used to fund your compensation obligations to your employees, which does not appear to be an investing activity as defined by paragraphs 15 to 17 of SFAS 95. As you point out in your response, paragraph 21 of SFAS 95 states that operating activities include all transactions that are not defined as investing activities or financing activities in paragraphs 15 to 20. Given that paragraph 14 states the criteria for classifying a cash flow is based on the type of activity from which it results, that the reason for making the deposits is not for investment purposes but to facilitate operating activities such as selling tickets and collecting proceeds from those sales and meeting compensation obligations to your employees, and that the activities to which restricted cash relates are not included in the definitions of investing activities in paragraphs 15 to 17, these receipts and payments should be classified as operating activities in your statements of cash flows rather than as financing activities. We do not object to you reclassifying these amounts in future filings. Please revise as appropriate.

We have reviewed the Staff’s response and applicable accounting literature and we believe that our current classification of restricted cash as an investing activity is appropriate.
Carol A. Stacey, Chief Accountant, Division of Corporation Finance of the SEC delivered a speech at the 2006 AICPA National Conference on Current SEC and PCAOB Developments. Ms. Stacey noted that for most entities, changes in restricted cash represent investing activities (emphasis added); however, in certain instances, the nature of an entity’s business operations may indicate that another cash flow classification is appropriate. Ms. Stacey emphasized that when the appropriate cash flow classification is unclear, registrants must use judgment.
While the contractual restrictions stem from our credit card processing agreement and workers’ compensation arrangements, we believe the changes in restricted cash are separate and distinct transactions that should be classified based on their nature. Paragraph 14, Footnote 4 of SFAS 95 states that “Each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, the proceeds of a borrowing are a financing cash inflow whether or not the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity without regard to whether the contract is intended as a hedge or a firm commitment to purchase inventory.” The nature of the credit card reserve with the credit card processor is a hedge of the processor’s potential loss in the event the Company fails to honor its transportation obligation. Similarly, the workers’ compensation deposits serve as a hedge of the respective state’s obligation in the event United defaults on its workers’ compensation obligations. The owner of a restricted cash account contractually limits its ability to withdraw funds at any time, accordingly a balance on deposit in a restricted cash account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, deposits or withdrawals of principal balances in restricted cash accounts represent the creation or return of an investment.
As there are contractual limitations on the Company’s withdrawal of the deposits, we are not capable of calling these funds investments. The separate presentation of restricted cash meets certain presentation and disclosure requirements of S-X rule 5-02 which states (in part): “Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage.”

We believe that definitions within SFAS 95 support our conclusion that restricted cash deposits are investments. For example, paragraph 8 states (in part): “cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash...” Therefore, if an investment with certain characteristics can represent a cash equivalent, it appears reasonable that cash can represent an investment. A broad definition of an investment is: the outlay of money usually for income or profit. Our restricted cash deposits represent investments from which we earn a stated return. It is not the restrictions on cash that result in our determination that restricted cash is an investment, but the nature of interest-bearing cash, whether restricted or not, generally meets the definition of an investment.
The restricted cash accounts do not fund the Company’s obligations related to advance tickets sales or workers’ compensation. When a passenger requests a ticket refund the cash is disbursed from the Company’s operating cash accounts not the credit card processor’s reserve account. Additionally, the Company makes its workers’ compensation payments from its operating cash accounts. The deposited cash collateral can be accessed only in the event the Company does not meet its workers’ compensation obligations.
The restricted cash activities arise out of agreements that are peripheral to the Company’s core operating activities of selling tickets and providing air transportation, including payment of workers’ compensation benefits to employees. The cash restrictions result more from the Company’s financial condition and credit profile than from its daily operating activities. For example, the Company’s current credit ratings are one factor considered by third parties in determining whether they require us to post collateral. The Company evaluates multiple investing and financing factors in its decision to provide cash collateral or letters of credit to meet its restricted cash requirements. These factors include, but are not limited to the Company’s cash and overall financial position, rate of return earned on cash deposits, cost and availability of letters of credit, etc. All of these matters are based on financing and investing decisions, not operating decisions.
Note 2: Summary of Significant Accounting Policies
(d) Airline Revenues page 90
2.	We note your response to our prior comment 7. You refer to paragraphs 3.79 and 3.80 of the proposed airline audit guide, which state airlines should record breakage related to travel vouchers in accordance with their established policy. We also note that paragraph 3.87 states that AcSEC believes it is preferable that the accounting policy for breakage for each separate homogeneous pool of revenue to be consistent. You state that you chose the second of the three methods you considered acceptable, namely recording revenue breakage from MCOs ratably in proportion to redemptions. You follow that by referring twice to recognizing breakage revenue ratably over the redemption period and your accounting policy on page 91 of your Form 10-K states that you recognize revenue ratably over the validity period. Therefore, please clarify for us and in your accounting policy disclosure whether you recognize revenue breakage from MCOs ratably in proportion to redemptions or ratably over the redemption period. To the extent that you recognize breakage over the redemption period but not in proportion to redemptions, please tell us why you believe your accounting is appropriate based on the guidance you cited.

Our accounting policy is to recognize revenue breakage from MCOs ratably over the redemption period. In our future 10-K filing we will update our accounting policy disclosure to clarify this policy.
We considered the potential significance of MCO breakage revenue recognition on our financial statements as part of our evaluation of an appropriate MCO breakage revenue recognition policy. Annual breakage revenue for MCOs that are estimated to expire in future periods is approximately $40 million and MCOs expire one year from issuance. Redemption of MCOs occurs monthly throughout the one year period. Based on the insignificance of this revenue stream, the use of the “in proportion to redemption method” would not result in materially different quarterly or annual results as compared to the “ratably over the redemption period method.” Should these two methods produce materially different results of operations in any future quarterly or annual period, the Company will modify its accounting for MCO breakage accordingly.
3.	We note your response to our prior comment 8 and your proposed disclosure, including the amount of cash proceeds received from the sale of miles to non-airline third parties and the amount recorded as “Other revenue” in each period. In 2007 and 2006, it appears that approximately 31 to 33 percent of cash proceeds were allocated to the marketing-related element of the sales. Therefore, this would appear to imply that non-airline third parties paid a premium of approximately 45 to 49 percent over the fair value of the equivalent tickets for the miles they purchased. Please tell us whether you believe this to be a fair portrayal of these mileage sales and, if so, why you believe these third parties are willing to pay such a significant premium — especially considering that they are making purchases in bulk — over the fair value of the equivalent tickets.

Your numerical analysis is a reasonable approximation of the “premium” paid by certain of our Mileage Plus partners. The residual method applied by the Company, as provided in EITF 00-21, Revenue Arrangements with Multiple Deliverables, results in separate revenue recognition for the air transportation and marketing-related elements of the miles sold. United uses the residual method to determine the value of the air transportation and allocates the residual to marketing-related elements, and this method is consistent with the guidance noted in chapter three of the Exposure Draft — Proposed Audit and Accounting Guide — Airlines. We believe that the use of the residual method for these mileage sales is a fair portrayal and is consistent with applicable accounting standards.

The primary reason for the “premium” paid in excess of the value of transportation by Mileage Plus partners is the value of the marketing-related elements that our Mileage Plus partners receive as compared to third parties that purchase tickets only. In addition, the marketing element consists of access to the Mileage Plus database, promotional activities and daily operation of the program, etc. These highly-valued marketing activities are delivered on a continuous basis. For example, Mileage Plus partners are typically allowed access to our more than 50 million Mileage Plus member list to advertise and market their respective products or services and are often provided advertising space in various Mileage Plus member newsletters, on united.com, etc. Mileage Plus members are likely to have a bias to travel and to accumulate frequent flier miles on United. Generally, there is a high degree of frequent flyer member loyalty to a specific airline or frequent flyer program, which adds to the marketing value of access to the membership. Thus partners are very likely to have a high success rate in marketing their products or services to the members if in return the members can earn Mileage Plus miles.
The Chase Mileage Plus Visa card program is believed to be one of the largest credit card portfolios in the country and thus provides significant revenue generating benefits to the credit card issuer as a result of having direct marketing access to the Mileage Plus membership database. As a result, Chase agrees contractually to pay a premium to the fair value of the miles because airline-miles based credit card programs are some of the most profitable programs in the credit card industry. Other airlines that have a co-branded credit card relationship also receive a “premium” that is consistent with the premium paid by Chase.
2(h) Mileage Plus Awards, page 92
4.	We note your response to our prior comment 9. You state that you used historical data to determine an estimated redemption period and then, because the redemption period initially equaled the expiration period, used the expiration period to recognize revenue for miles expected to expire. It is not clear to us what your basis was for using the expiration period because it approximated the redemption period. However, because it appears your intent is to use the redemption period, we believe you should revise your accounting policy disclosure to clarify this.

We will update our financial statement accounting policy disclosures in our Annual Report on Form 10-K for the year ended December 31, 2008 to clarify that we recognize revenue from the expiration of miles over the estimated redemption period.
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this correspondence to the undersigned at (312)997-8111 or David Wing, Vice President and Controller of United, at (847)700-6194.
Sincerely,
/s/ Frederic F. Brace
Frederic F. Brace
Executive Vice President and
Chief Financial Officer

cc:	Glenn F. Tilton Paul R. Lovejoy

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